UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 16, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CommVault Systems, Inc.

File No. 001-33026 - CF# 23699

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CommVault Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-K filed on May 19, 2009.

Based on representations by CommVault Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

     Exhibit 10.26   through December 17, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Maryse Mills-Apenteng
          Special Counsel